Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS INTERCEPT OF 3.88 METRES GRADING 609 GRAMS PER TONNE SILVER AT THE GC PROJECT IN GUANGDONG PROVINCE, CHINA

VANCOUVER, British Columbia – September 6, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) is pleased to report the results of the first six months of its 2012 underground diamond drilling program at the GC project in Guangdong Province, China.

The 2012 underground drilling program is a follow up to Silvercorp’s surface drilling program in 2011 and has been mainly focused on major known vein structures V2, V7, V8, V9 and their parallel branch veins. As at July 31, 2012 the Company had completed 7,223 metres (“m”) of drilling in 32 core holes using five underground drill rigs. Assay results for 28 holes have been received while assay results for 5 holes are pending. 22 of the 28 holes for which assay results were received intercepted higher-grade silver-lead-zinc mineralization.

Step-out and in-fill drilling on major vein structures has further defined the known mineralization zones as well as extended the mineralized vein structures down-dip and along strike. The drilling program has also intercepted numerous new mineralized veins (referred to as “New Discovery – to be named” in Table 1) and delineated significant new higher silver grade mineralization in some of those newly discovered vein structures such as V9W-2 and V9W-1 which run parallel to the major known vein structures.

Table 1 below contains assay results for 22 holes that intercepted significant mineralization in the GC project area. Highlights of selected intercepts are:

  Hole CK1000A intercepted 1.45m of vein V23 grading 691 grams per tonne (“g/t”) silver (“Ag”), 0.34% lead (“Pb”), 0.46% zinc (“Zn”) and 0.02% tin (“Sn”) at the 112m elevation, including a 0.45m interval grading 2,190 g/t Ag, 1.04% Pb, 1.42% Zn and 0.06% Sn;

  Hole CK1810 intercepted 3.69m of vein V9 grading 400 g/t Ag, 6.09% Pb, 3.21% Zn and 0.14% Sn at the 240m elevation, including a 1.03m interval grading 1,020 g/t Ag, 16.8% Pb, 5.11% Zn and 0.14% Sn;

  Hole CK2001 intercepted 3.15m of vein V9W-2 grading 441 g/t Ag, 3.29% Pb, 5.71% Zn and 0.16% Sn at the 46m elevation, including a 0.50m interval grading 829 g/t Ag, 9.16% Pb, 4.15% Zn and 0.10% Sn;

  Hole CK2002 intercepted 6.68m of vein V7-0 grading 244 g/t Ag, 2.39% Pb, 4.31% Zn and 0.57% Sn at the minus 265m elevation, including a 1.27m interval grading 555 g/t Ag, 0.38% Pb, 2.66% Zn and 1.81% Sn;

  Hole CK2015 intercepted 0.97m of vein V15-0 grading 2,260 g/t Ag, 1.18% Pb,3.27% Zn and 0.11% Sn at the 132m elevation;

  Hole CK2410 intercepted 3.88m of vein V15-1 grading 609 g/t Ag, 0.41% Pb, 0.56% Zn and 0.03% Sn at the 106m elevation, including a 1.05m interval grading 1,250 g/t Ag, 0.67% Pb, 0.86% Zn and 0.05% Sn;

  Hole CK2613 intercepted 1.15m of vein V15-1 grading 364 g/t Ag, 1.24% Pb, 0.96% Zn and 0.03% Sn at the 104m elevation.

All intervals are reported as downhole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed.

Table 1: Selected drill hole results from the GC project:

Hole ID	from	to	Interval	Elevation	Ag	Pb	Zn	Sn	Mineralized Vein
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(%)
CK800B	53.50	56.11	2.61	62	103	0.25	0.47	0.02	V23
CK1000A	31.14	32.59	1.45	112	691	0.34	0.46	0.02	V23
Including	32.14	32.59	0.45		2190	1.04	1.42	0.06
CK1000B	65.63	66.77	1.14	54	84	0.08	0.36	0.01	V23
CK1000C	3.49	4.92	1.43	108	51	0.08	1.00	0.14	New discovery – to be named
CK1003	78.99	82.00	3.01		71	0.24	2.13	0.03	New discovery - to be named
CK1215	27.24	28.83	1.59		210	0.89	0.63	0.09	New discovery - to be named
CK1409	90.73	92.13	1.40	49	111	0.37	0.18	<0.01	New discovery - to be named
	127.36	128.76	1.40	29	41	0.04	2.99	0.07	New discovery - to be named
CK1810	146.63	148.22	1.59	63	102	0.19	0.87	0.06	New discovery - to be named
	238.93	242.62	3.69	240	400	6.09	3.21	0.14	V9
Including	241.59	242.62	1.03		1020	16.80	5.11	0.14
CK2001	161.47	164.87	2.30	52	104	0.12	1.41	0.01	V9-1
	172.64	175.79	3.15	46	441	3.29	5.71	0.16	V9W-2
Including	174.39	175.79	0.50		829	9.16	4.15	0.10
	214.38	215.83	1.45	21	74	0.07	1.32	0.11	V9W-1
CK2002	156.15	158.27	2.12	25	158	0.37	1.37	0.07	New discovery - to be named
	163.32	165.96	2.64	19	215	0.77	1.49	0.30	New discovery - to be named
Including	164.24	165.24	1.00		423	1.47	2.27	0.32
	192.25	195.73	3.48	-5	81	0.03	4.91	0.07	V9W-2
	221.18	221.38	0.20	-27	108	0.06	4.29	0.26	V9W-2 branch

Hole ID	from	to	Interval	Elevation	Ag	Pb	Zn	Sn	Mineralized Vein
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(%)
	500.55	507.23	6.68	-265	244	2.39	4.31	0.57	V7-0
Including	503.26	504.53	1.27		555	0.38	2.66	1.81
	529.91	530.21	0.30	-286	142	0.17	0.16	0.06	V7 branch
	535.18	539.12	3.94	-293	44	0.51	1.14	0.34	V7
CK2015	43.22	44.19	0.97	132	2260	1.18	3.27	0.11	V15-0
CK2204	193.20	193.88	0.68	34	196	3.27	9.33	0.20	V9W-2
	275.85	276.29	0.44	-17	60	0.28	1.06	0.14	V9 branch
CK2212	52.00	54.91	2.91	128	139	0.06	0.16	0.02	V15-1
	192.48	196.98	4.50	61	47	0.10	2.61	0.06	V9W-2
	252.27	252.90	0.63	35	101	0.04	0.27	0.07	V9
CK2402	200.56	202.85	2.29	-15	31	0.34	1.62	0.11	V8-2
CK2410	139.21	143.09	3.88	106	609	0.41	0.56	0.03	V15-1
Including	140.37	141.42	1.05		1250	0.67	0.86	0.05
	226.49	227.49	1.00	68	248	0.24	7.08	0.15	New discovery - to be named

	281.35	282.23	0.88	47	21	0.02	3.75	0.15	V9W-2
	292.30	293.34	1.04	40	113	0.11	0.86	0.08	V9W-1
	300.49	301.25	0.76	36	106	1.44	5.09	0.17	V9
CK2609	141.95	142.60	0.65	40	374	4.81	1.26	0.36	New discovery - to be named
	218.75	220.38	1.63	-29	38	0.69	1.00	0.07	New discovery - to be named
	258.73	259.57	0.84	-64	7	0.10	4.93	0.05	V14
CK2611	98.60	99.10	0.50	111	33	1.59	0.21	<0.01	V8
	169.71	171.06	1.35	71	40	0.93	1.31	0.08	V15
CK2613	131.14	132.74	1.60	116	107	0.24	0.20	0.02	V8
	161.57	162.72	1.15	104	364	1.24	0.96	0.03	V15-1
	230.55	232.27	1.72	77	20	0.01	2.27	0.09	New discovery - to be named
	241.46	242.86	1.40	73	60	0.16	1.35	0.08	New discovery - to be named
	268.69	270.52	1.83	62	64	0.09	3.05	0.16	New discovery - to be named
	273.20	275.22	2.02	60	53	0.44	2.47	0.06	New discovery - to be named
	303.18	306.77	3.59	50	150	2.48	2.12	0.11	New discovery - to be named
Including	305.86	306.77	0.91		562	9.63	6.36	0.24
CK2805	127.64	127.84	0.20	56	156	6.55	5.18	<0.01	New discovery - to be named
	173.50	174.68	1.18	16	64	1.69	1.22	0.02	V8 branch
	184.76	184.96	0.20	6	150	3.33	4.37	0.02	V8 branch
	232.35	234.86	2.51	-37	35	1.45	1.89	0.01	V8
	316.12	319.49	3.37	-112	131	3.83	3.73	0.39	V15 branch
CK3003	9.14	9.74	0.60	86	52	0.01	3.14	0.07	New discovery - to be named
	26.33	26.95	0.62	75	17	0.07	2.53	0.04	New discovery - to be named
	141.13	144.69	3.56	1	41	1.19	3.16	0.08	New discovery - to be named

Hole ID	from	to	Interval	Elevation	Ag	Pb	Zn	Sn	Mineralized Vein
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(%)
	210.16	214.44	4.28	-43	47	0.38	0.88	0.05	New discovery - to be named
	219.23	222.15	2.92	-48	11	1.07	0.86	0.04	New discovery - to be named
	300.37	301.43	1.06	-98	102	0.11	0.73	0.04	New discovery - to be named
	375.81	376.99	1.18	-145	174	0.50	0.55	0.70	New discovery - to be named
CK3005	27.02	29.20	2.18	81	83	1.82	2.04	0.06	V5 branch
	50.67	51.27	0.60	72	52	0.04	4.96	0.05	V5
	98.12	99.33	1.21	55	114	1.55	0.82	0.03	V5-1
CK3202	9.53	10.30	0.77	85	53	0.01	9.80	0.23	New discovery - to be named
	30.05	31.02	0.97	71	67	0.24	7.34	0.20	New discovery - to be named
	165.38	169.56	4.18	-20	44	0.75	1.29	0.11	New discovery - to be named
	191.75	193.61	1.86	-37	198	0.10	0.52	0.08	New discovery - to be named

Quality Control

Drill cores are in NQ size. Drill core samples, from 1.00m to 1.50m in length, or limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. One half of the cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001), located approximately 180 km southeast of the GC project site for sample preparation and assay.

Sample preparation consists of drying, crushing and splitting of the sample to 250 grams and then the sample is pulverized to 200 mesh. Silver, lead and zinc in drill core samples were analyzed by aqua regia digestion and AAS finish. Tin was analyzed by fusing with peroxide then by leaching the melt and acidifying to precipitate the tin for AAS finish.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks into each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher-level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed and evaluated frequently by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2008. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Rui Feng
Chairman & CEO

Jonathan Hackshaw
Investor Relations Director

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.